PRICING SUPPLEMENT NO. 637AU
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated April 15, 2009



Return Optimization Securities with Contingent Protection Linked to the S&P 500® Index

Optimization

Enhanced Return Strategies for Moderate-Return Environments

Deutsche Bank AG
$5,807,460 Return Optimization Securities with Contingent Protection linked to the S&P 500® Index due on October 20, 2011

Investment Description

Return Optimization Securities (the "**Securities**") are securities issued by Deutsche Bank AG with returns linked to the performance of the S&P 500® Index (the "**Index**"). The Securities are designed to enhance potential index returns in a moderate-return environment—meaning an environment in which stocks generally experience moderate appreciation—with a Multiplier of 1.5, subject to the Maximum Gain. If the Index Return is positive, at maturity you will receive your initial investment plus 1.5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative and the Index Ending Level is greater than or equal to the Trigger Level, at maturity you will be entitled to receive 100% of your initial investment. If the Index Return is negative and the Index Ending Level is less than the Trigger Level, at maturity you will receive your initial investment reduced by that negative Index Return and may receive nothing. Investing in the Securities is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG's credit risk. **The contingent protection feature applies only at maturity, and only if the Index Ending Level is greater than or equal to the Trigger Level. Any payment on the Securities is subject to the creditworthiness of the Issuer.**

Features

- **Tactical Investment Opportunity:** The Securities offer the potential to enhance returns in a moderate return environment with 1.5x leverage up to the Maximum Gain on the Securities. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.
- **Market Recovery Strategy:** If the closing price of the S&P 500® Index increases over the term of the Securities from the closing price on the Trade Date, an investment in the Securities can provide an opportunity to enhance your return at maturity compared to an investment that tracks the performance of the S&P 500® Index, subject to the Maximum Gain.
- **Contingent Protection Feature:** If you hold the Securities to maturity and the Index does not close below the Trigger Level on the Final Valuation Date, you will receive at least 100% of your principal, subject to the creditworthiness of the Issuer. If the Index closes below the Trigger Level on the Final Valuation Date your investment will be fully exposed to any negative Index Return.

Key Dates

Trade Date	April 15, 2009
Settlement Date[1]	April 20, 2009
Final Valuation Date[1]	October 14, 2011
Maturity Date[2]	October 20, 2011
CUSIP	25154K 36 1
ISIN	US25154K3611

[1] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[2] In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation date as postponed.

Security Offerings

We are offering Return Optimization Securities linked to the performance of the S&P 500® Index. If the Index Return is positive, at maturity you will receive your initial investment plus 1.5 times the Index Return, up to the Maximum Gain. If the Index Ending Level is less than the Trigger Level you will be fully exposed to the negative Index Return.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, underlying supplement No. 1 dated April 24, 2008, product supplement AU dated April 6, 2009, and this pricing supplement. See "Key Risks" on page 6 of this pricing supplement and "Risk Factors" beginning on page 6 in the accompanying product supplement AU for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement AU dated April 6, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement, the accompanying prospectus, the prospectus supplement and product supplement AU. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Return Optimization Securities linked to the S&P 500® Index			
Per Security	$10.00	$0.225	$9.775
Total	$5,807,460.00	$130,667.85	$5,676,792.15

(1) For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$5,807,460.00	$324.06

UBS Financial Services Inc. **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in underlying supplement No. 1 dated April 24, 2008 and product supplement AU dated April 6, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement AU dated April 6, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509073857/d424b21.pdf

- Underlying supplement No. 1 dated April 24, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508091316/d424b21.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

- You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Securities, although such appreciation is unlikely to exceed the indicative Maximum Gain.

- You seek an investment that offers only contingent protection of your investment when the Securities are held to maturity, and you are willing to be exposed to the risk that you will lose some or all of your initial investment if the Index Ending Level is below the Trigger Level.

- You are willing to forgo dividends paid on the stocks included in the Index.

- You do not seek current income from this investment.

- You are willing and able to hold the Securities to maturity.

- You are willing to invest in securities for which there may be little or no secondary market.

- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may not be suitable for you if:

- You do not believe the Index will appreciate over the term of the Securities, or you believe that the appreciation of the Index will exceed the indicative Maximum Gain.

- You believe the Index Ending Level will be below the Trigger Level.

- You seek an investment that is 100% protected against the loss of your initial investment.

- You prefer to receive the dividends paid on any stocks included in the Index.

- You seek current income from this investment.

- You are unable or unwilling to hold the Securities to maturity.

- You seek an investment for which there will be an active secondary market.

- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price / Face Amount	$10.00 per Security
Term	2 years and 6 months
Index	The Securities are linked to the S&P 500® Index (the "**Index**")
Multiplier	1.5
Trigger Level	639.05, 75.00% of the Index Starting Level
Maximum Gain	65.35%
Payment at Maturity (per $10.00 Security face amount)	**If the Index Return is positive,** you will receive a cash payment per $10.00 Security face amount that provides you with a return on your investment equal to the Index Return multiplied by 1.5, subject to the Maximum Gain. Your final payment per $10.00 Security face amount will be equal to the *lesser* of: (i) $10.00 + ($10.00 x Index Return x Multiplier) and (ii) $10.00 + ($10.00 x Maximum Gain) **If the Index Return is zero,** you will receive $10.00 per $10.00 Security face amount. **If the Index Return is negative and the Index Ending Level is greater than or equal to the Trigger Level,** you will receive $10.00 per $10.00 Security face amount. **If the Index Return is negative and the Index Ending Level is less than the Trigger Level,** you will receive: $10.00 + ($10.00 x Index Return) In this scenario, the contingent protection is lost, and you will lose 1.00% of your initial investment for every 1.00% of negative performance of the Index.
Index Return	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	852.06
Index Ending Level	The closing level of the Index on the Final Valuation Date.

Determining Payment at Maturity Per $10.00 Security Face Amount



Determine the Index Return
Is the Index Return Positive?
Yes
No
Is the Index Ending Level below the Trigger Level?
No
Yes

Calculate the percentage change from the Index Starting Level to the Index Ending Level

You will receive a cash payment that provides you with a return per $10.00 Security face amount equal to the Index Return *multiplied* by the Multiplier of 1.5, subject to the Maximum Gain of 65.35%. Accordingly, if the Index Return is positive, your payment at maturity per $10.00 Security face amount will be the *lesser* of:

$10.00 + ($10.00 x Index Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain)

You will receive $10.00 per $10.00 Security face amount that you hold at maturity:

You will receive your principal reduced by the negative Index Return. Accordingly, your payment at maturity per $10.00 Security face amount will be calculated as follows:

$10.00 + ($10.00 x Index Return)

In this scenario, the contingent protection is lost, and you will lose some of your initial investment. Depending on how much the Index declines, you could lose up to your entire investment.

The performance of Securities will depend on the performance of the Index.

Contingent protection of your principal is provided by Deutsche Bank AG, and therefore, is dependent on the ability of Deutsche Bank AG to satisfy its obligations when due.

What Are the Tax Consequences of the Securities?

You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume an Index Starting Level of 852.06, a Trigger Level of 639.05 (75.00% of the Index Starting Level), a Multiplier of 1.5, a Maximum Gain of 65.35% and a range of Index Returns. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Index Ending Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity (%)
1,704.12	100.00%	$16.535	65.35%
1,533.71	80.00%	$16.535	65.35%
1,448.50	70.00%	$16.535	65.35%
1,363.30	60.00%	$16.535	65.35%
1,223.27	43.566%	$16.535	65.35%
1,192.88	40.00%	$16.00	60.00%
1,107.68	30.00%	$14.50	45.00%
1,022.47	20.00%	$13.00	30.00%
937.27	10.00%	$11.50	15.00%
852.06	0.00%	$10.00	0.00%
766.85	-10.00%	$10.00	0.00%
681.65	-20.00%	$10.00	0.00%
639.05	-25.00%	$10.00	0.00%
596.44	-30.00%	$7.00	-30.00%
511.24	-40.00%	$6.00	-40.00%
340.82	-60.00%	$4.00	-60.00%
170.41	-80.00%	$2.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 – The level of the Index increases by 10% from an Index Starting Level of 852.06 to an Index Ending Level of 937.27. Because the Index Ending Level of 937.27 is greater than the Index Starting Level of 852.06, the Index Return is positive and calculated as follows:

$$\text{Index Return} = (937.27 - 852.06)/852.06 = 10\%$$

Because the Index Return is equal to 10%, the payment at maturity is equal to $11.50 per $10.00 Security face amount, calculated as follows:

$$\$10.00 + (\$10.00 \times 10\% \times 1.5) = \$11.50$$

Example 2 – The Index Ending Level is equal to the Index Starting Level of 852.06. Because the Index Ending Level of 852.06 is the same as the Index Starting Level of 852.06, the Index Return is zero, calculated as follows:

$$\text{Index Return} = (852.06 - 852.06)/852.06 = 0\%$$

Because the Index Return is equal to 0%, the payment at maturity is equal to $10.00 per $10.00 Security face amount.

Example 3 – The level of the Index decreases by 10% from an Index Starting Level of 852.06 to an Index Ending Level of 766.85, which is not below the Trigger Level of 639.05. Because the Index Ending Level of 766.85 is less than the Index Starting Level of 852.06, the Index Return is negative and calculated as follows:

$$\text{Index Return} = (766.85 - 852.06)/852.06 = -10\%$$

Because the Index Return is equal to -10%, and the Index Ending Level is not below the Trigger Level, the payment at maturity is equal to $10.00 per $10.00 Security face amount.

Example 4 – The level of the Index increases by 60% from an Index Starting Level of 852.06 to an Index Ending Level of 1,363.30. Because the Index Ending Level of 1,363.30 is greater than the Index Starting Level of 852.06, the Index Return is positive and calculated as follows:

$$\text{Index Return} = (1,363.30 - 852.06)/852.06 = 60\%$$

Because the Index Return is equal to 60%, the payment at maturity is subject to the Maximum Gain and equal to $16.535 per $10.00 Security face amount, calculated as follows:

$$\$10.00 + (\$10.00 \times 65.35\%) = \$16.535$$

Example 5 – The level of the Index decreases by 60% from an Index Starting Level of 852.06 to an Index Ending Level of 340.82, which is below the Trigger Level of 639.05. Because the Index Ending Level of 340.82 is less than the Index Starting Level of 852.06, the Index Return is negative and calculated as follows:

Index Return = (340.82 − 852.06)/852.06 = -60%

Because the Index Return is equal to -60%, and the Index Ending Level is below the Trigger Level, investors will lose 1% of their initial investment for each 1% of negative Index Return, and the payment at maturity is equal to $4.00 per $10.00 Security face amount calculated as follows:

$10.00 + ($10.00 x -60%) = $4.00

Example 6 – The level of the Index decreases by 100% from an Index Starting Level of 852.06 to an Index Ending Level of 0.00, which is below the Trigger Level of 639.05. Because the Index Ending Level of 0.00 is less than the Index Starting Level of 852.06, the Index Return is negative and calculated as follows:

Index Return = (0.00 − 852.06)/852.06 = -100%

Because the Index Return is equal to -100%, and the Index Ending Level is below the Trigger Level, investors will lose 1% of their initial investment for each 1% of negative Index Return, and the payment at maturity is equal to $0.00 per $10.00 Security face amount calculated as follows:

$10.00 + ($10.00 x -100%) = $0.00

Key Risks

An investment in this Securities offering involves significant risks. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement AU. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities offered hereby.

♦ **Your investment in the Securities may result in a loss of your initial investment** – The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and if the Index Ending Level is below the Trigger Level. If the Index Ending Level is below the Trigger Level, your initial investment will be exposed to any decline in the Index Ending Level relative to the Index Starting Level. **Accordingly, you could lose some or all of your investment in the Securities.**

♦ **Contingent protection of your initial investment applies only if you hold the Securities to maturity** – You should be willing to hold the Securities to maturity. If you sell the Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected, regardless of whether or not the level of the Index is below the Trigger Level.

♦ **The Securities have certain built-in costs** – While the payment at maturity described in this pricing supplement is based on the full face amount of the Securities, the original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase the Securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **No assurances of moderate-return environment** – While the Securities are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your Securities.

♦ **Maximum return** – Your appreciation potential is limited to the Maximum Gain even if the Index Return, when multiplied by the Multiplier, is greater than the Maximum Gain.

♦ **Credit of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Securities and in the event Deutsche Bank AG were to default on its obligations you may not receive any amount owed to you under the terms of the Securities.

♦ **No periodic coupon payments, dividend payments or voting rights** – As a holder of Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦ **Securities not the same as the Index** – Owning the Securities is not the same as owning the stocks composing the Index or a security directly linked to the uncapped performance of the Index.

♦ **Limited liquidity** – The Securities offered hereby will not be listed and there will not be an active secondary trading market. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities, and any such price may be at a substantial discount from the initial price.

♦ **Price prior to maturity** – The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Impact of fees on secondary market prices** – Generally, the price of the Securities in the secondary market is likely to be lower than $10.00 per Security on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the Securities.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the offering of Securities.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG** – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities; and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the Securities.

- **The U.S. federal income tax consequences of an investment in the Securities are unclear** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 1 under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of April 15, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (80); Health Care (54); Industrials (58); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (35).

You can obtain the level of the S&P 500® Index at any time from Bloomberg page "SPX <Index><GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from April 15, 1999 to April 15, 2009. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Source – Bloomberg L.P.

The S&P 500® Index closing level on April 15, 2009 was 852.06.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading "The S&P 500® Index" in the underlying supplement No. 1. Information contained in the S&P website and Bloomberg page referenced above is not incorporated by reference herein.

Supplemental Plan of Distribution

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.225 per $10.00 Security face amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement.